SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            ELECTRIC FUEL CORPORATION
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   284871-10-0
                                   -----------
                                 (CUSIP number)

                                JONATHAN TEUTSCH
                       I.E.S. ELECTRONICS INDUSTRIES LTD.
                              32 BEN-GURION STREET
                             RAMAT-GAN 52573, ISRAEL
                                 972-3-753-0755
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MAY 21, 2003
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
             -------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 284871-10-0            SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     IES  TECHNOLOGIES  INC.,  IRS  #  84-1334089

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                 (b)  [ ]

3.   SEC  USE  ONLY

4.   SOURCE  OF  FUNDS                                  OO

5.   CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION           DELAWARE,  USA

                      7.    SOLE VOTING POWER                       0
NUMBER OF
SHARES                8.    SHARED VOTING POWER                     563,971(1)
BENEFICIALLY
OWNED BY EACH         9.    SOLE DISPOSITIVE POWER                  0
REPORTING PERSON
WITH                 10.    SHARED DISPOSITIVE POWER                563,971(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          563,971(1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%(2)

14.  TYPE OF REPORTING PERSON

          CO


(1) 563,971 shares issuable upon conversion of convertible note of the Issuer, the issuance of which was reported in Amendment No. 2 on January 9, 2003 ("Amendment No. 2").

(2)  Based  on  35,146,261  shares  of Common Stock outstanding (as of March 31,
2003), as disclosed by the Issuer in its 10-Q Form filed with the Commission on May 14, 2003 (File No. 0-23336) and 563,971 shares issuable upon conversion of the convertible note of the Issuer, the issuance of which was reported in Amendment No. 2.

CUSIP  No. 284871-10-0            SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     IES  TECHNOLOGIES  LTD.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

3.   SEC  USE  ONLY


4.   SOURCE  OF  FUNDS                                    OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION             ISRAEL


                      7.    SOLE VOTING POWER                       0
NUMBER OF
SHARES                8.    SHARED VOTING POWER                     563,971(1)
BENEFICIALLY
OWNED BY EACH         9.    SOLE DISPOSITIVE POWER                  0
REPORTING PERSON
WITH                 10.    SHARED DISPOSITIVE POWER                563,971(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          563,971  (1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%(2)

14.  TYPE OF REPORTING PERSON

          CO


(1) 563,971 shares issuable upon conversion of convertible note of the Issuer, the issuance of which was reported in Amendment No. 2 on January 9, 2003 ("Amendment No. 2").

(2)  Based  on  35,146,261  shares  of Common Stock outstanding (as of March 31,
2003), as disclosed by the Issuer in its 10-Q Form filed with the Commission on May 14, 2003 (File No. 0-23336) and 563,971 shares issuable upon conversion of the convertible note of the Issuer, the issuance of which was reported in Amendment No. 2.

CUSIP  No. 284871-10-0             SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     IES ELECTRONICS INDUSTRIES  LTD.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE  OF  FUNDS                              OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION       ISRAEL

                      7.    SOLE VOTING POWER                       0
NUMBER OF
SHARES                8.    SHARED VOTING POWER                     563,971(1)
BENEFICIALLY
OWNED BY EACH         9.    SOLE DISPOSITIVE POWER                  0
REPORTING PERSON
WITH                 10.    SHARED DISPOSITIVE POWER                563,971(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          563,971  (1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%(2)

14.  TYPE OF REPORTING PERSON

          CO


(1) 563,971 shares issuable upon conversion of convertible note of the Issuer, the issuance of which was reported in Amendment No. 2 on January 9, 2003 ("Amendment No. 2").

(2)  Based  on  35,146,261  shares  of Common Stock outstanding (as of March 31,
2003), as disclosed by the Issuer in its 10-Q Form filed with the Commission on May 14, 2003 (File No. 0-23336) and 563,971 shares issuable upon conversion of the convertible note of the Issuer, the issuance of which was reported in Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER
         -------------------

     This Amendment No. 3 supplements and amends the Schedule 13D dated August 8, 2002 and originally filed with the Securities and Exchange Commission on August 12, 2002, as amended on October 28, 2002 (the "Original Filing") and Amendment No. 2, filed on January 9 2003, and relates to the shares of Common Stock, $0.01 par value each (the "Common Stock"), of Electric Fuel Corporation, a Delaware corporation (the "Issuer") whose principal executive offices are located at 632 Broadway, Suite 1200, New York, New York 10012.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This Amendment No. 3 to the Original Filing and to Amendment No. 2 is filed jointly on behalf of IES Technologies Inc. (formerly IES Electronic Industries USA Inc.) ("IES USA"), IES Technologies Ltd. (formerly IES Interactive Training Ltd.) ("Interactive") and IES Electronics Industries Ltd. (the "Parent"). IES USA, Interactive and the Parent are collectively referred to herein as the "Reporting Persons" and individually, as a "Reporting Person."

     On January 6, 2003, the Issuer publicly announced that, among other things, on December 31, 2002, the Issuer entered into a Securities Purchase Agreement with three institutional investors (the "Investors"), pursuant to which it has issued and sold to the Investors secured convertible debentures and warrants to purchase shares of Common Stock (the "Offering"). The Offering was part of a set of agreements (the "December 31, 2002 Agreements"), which, among other things, entailed a Call Option, expiring on August 17, 2003 the Reporting Persons had given the Investors for 1,500,000 common stock of the issuer, at a price of $0.50. The full details of the December 31, 2002 Agreements appear in Amendment No. 2.



ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
         --------------------------------------------------

     The information contained in Item 3 of the Original Filing and the January 9, 2003 filing, is hereby amended by adding the following:


     The registration statement covering the Issuer's shares owned by the Reporting Persons (No. 333-99673) was declared effective by the Securities and Exchange Commission on Friday, May 9, 2003.

     On May 13, the Issuer filed a Prospectus pursuant to Rule 424 (b) (1) with the SEC, for 12,606,151 shares, including 125,000 shares held by the Reporting Persons, and 1,500,000 shares held by the Reporting Persons, for which the Reporting Persons had given the Investors a Call option at the price of $0.50 in the December 2002 31, Agreement.

     The reporting persons have sold in open market transactions on the NASDAQ National Market an aggregate of 125,000 shares of common stock as detailed below:

     May 13, 2003       59,000 shares of Common Stock at a price of
                        $1.12 per share.

     May 14, 2003       66,000 shares of common stock at a price of
                        $1.05 per share.

     The Reporting persons had an aggregate of 1,500,000 shares called by the Investors at a price of $0.50, according to the December 2002 31, Agreement, as detailed below:

     May 15, 2003       392,307 shares by Smithfield Fiduciary LLC

     May 15, 2003       461,538 shares by Zimmer Lucas Partners LLC

     May 20, 2003       542,307 shares by Vertical Ventures Investments LLC

     May 21, 2003       103,848 shares by Vertical Ventures LLC



ITEM 4.  PURPOSES OF TRANSACTION
         -----------------------

     The information contained in Item 4 of the Original Filing and the January 9, 2003 filing, is hereby amended by adding the following:

     In connection with the terms agreed upon in the December 31, 2002 Agreement with the Investors, the Reporting Persons sold their 125,000 shares after the registration of the shares became effective. The total of 1,500,000 shares for which the investors had a call option, were called between May 15 and May 21.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER
         ----------------------------------------

     The information contained in Item 5 of the Original Filing and the January 9, 2003 filing, is hereby amended by adding the following:

     The information given hereinbelow is based on 35,146,261 shares of Common Stock outstanding, as disclosed by the Issuer in its 10-Q filed with the Commission on May 14, 2003 (File No. 0-23336) and 563,971 shares issuable upon conversion of the Convertible Note:

(a) Following the reduction in holdings described in Item 3 above, the Reporting Persons, as a group, beneficially own 563,971 shares issuable upon conversion of the Convertible Note, representing approximately 1.6% of the Issuer's outstanding shares of Common Stock.

(b) The Reporting Persons have shared voting and dispositive power with respect to the 563,971 shares issuable upon conversion of the Convertible Note, beneficially owned by them.

(c) Other than the transactions described in Item 3 above, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, have effected any transaction in the Common Stock during the past 60 days.

(d)     Not applicable.

(e)     Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 27, 2003                     IES TECHNOLOGIES INC.


                                       By:    __________________________
                                       Name:  Jonathan Teutsch
                                       Title: Director



                                       IES TECHNOLOGIES LTD.


                                       By:    __________________________
                                       Name:  Miriam Toledano
                                       Title: Director



                                       IES ELECTRONICS INDUSTRIES LTD.


                                       By:    __________________________
                                       Name:  Haim Geyer
                                       Title: Chairman of the Board of Directors